As filed with the Securities and Exchange Commission on June 11, 1999
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                                                        Registration No. 333-
                                                        ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                        --------------------------------
                                SUN BANCORP, INC.
                        --------------------------------
             (Exact Name of Registrant as Specified in its Charter)

New Jersey                                                      52-1382541
---------------------------------                           --------------------
(State or Other Jurisdiction                                 (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)

                  226 Landis Avenue, Vineland, New Jersey 08360
                                 (609) 691-7700
    ------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                   of Registrant's Principal Executive Office)

                            Mr. Philip W. Koebig, III
                      President and Chief Executive Officer
                                Sun Bancorp, Inc.
                  226 Landis Avenue, Vineland, New Jersey 08360
                                 (609) 691-7700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
         --------------------------------------------------------------

                  Please send copies of all communications to:
 John J. Spidi, Esq.                                  Steven L. Kaplan, Esq.
 Tiffany A.  Henricks, Esq.                           ARNOLD & PORTER
 MALIZIA SPIDI & FISCH, P.C.                          555 Twelfth Street, N.W.
 1301 K Street, N.W., Suite 700 East                  Washington, D.C.  20004
 Washington, D.C. 20005

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434,
                      please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

Title of Shares     Amount to be   Proposed Maximum Aggregate      Proposed Maximum          Amount of
to be Registered     Registered    Price Per Unit (1)          Aggregate Offering Price  Registration Fee
--------------------------------------------------------------------------------------------------------------
Common Stock         1,955,000                $19.00                  $37,145,000            $10,326.51
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(1) Based on the average of the high and low sales price of the Common Shares as reported by the Nasdaq National Market on June 9, 1999.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

PROSPECTUS

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY __, 1999

                                1,700,000 Shares





                                     [LOGO]




                                Sun Bancorp, Inc.

                                  Common Stock


         Sun Bancorp, Inc. is offering for sale 1,700,000 shares of its common stock, $1.00 par value per share, at a price of $__.___ per share. The common stock is currently quoted on the Nasdaq National Market under the symbol "SNBC." The last reported sale price of the common stock on the Nasdaq National Market as of July ___, 1999 was $__.___. See "Price Range of the Common Stock and Dividends."

                            ------------------------

You should carefully read the factors set forth in "Risk Factors" beginning on page ___.

                            ------------------------

The Securities offered hereby are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other insurer or governmental agency.

                            ------------------------

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                                  Per Share           Total
                                                  ---------           -----
Public Offering Price......................       $                   $
Underwriting Discounts and Commissions.....       $                   $
Proceeds to Sun Bancorp before expenses....       $                   $


Sun Bancorp has granted the underwriters an option to purchase up to 255,000 additional shares of common stock at the same price and on the same terms, solely to cover over-allotments, if any.

                            ------------------------

         It is expected that the certificates representing the shares of common stock will be delivered to the underwriters on or about July ___, 1999.

                            ------------------------

Advest, Inc.                                              Wheat First Securities

                  The date of this Prospectus is July __, 1999.

                                       MAP

                                     SUMMARY


         The following is a summary of information contained elsewhere in this prospectus and in the documents incorporated by reference. To understand the stock offering fully, you should read this entire prospectus carefully along with the documents incorporated by reference.

         We use the terms "we", "us" and "our" to refer to Sun Bancorp, Inc. We use the term "Sun New Jersey" to refer to Sun National Bank, headquartered in Vineland, New Jersey, and "Sun Delaware" to refer to Sun National Bank,
Delaware, headquartered in Wilmington, Delaware. We use the term "banks" to refer to Sun New Jersey and Sun Delaware together. In some cases, a reference to "we" will include the banks as they are both subsidiaries of Sun Bancorp.

         On May 20, 1999, our Board of Directors declared a 5% stock dividend on our common stock, paid on June 21, 1999. Where appropriate, amounts throughout this prospectus have been adjusted to reflect the stock dividend.


                                Sun Bancorp, Inc.

Overview.
---------

         We are a multi-bank holding company headquartered in Vineland, New Jersey. Our principal subsidiaries are Sun New Jersey and Sun Delaware. At March 31, 1999, we had total assets of $1.522 billion, total deposits of $1.007 billion and total shareholders' equity of $77 million. We provide community banking services through 63 financial service centers in southern and central New Jersey and in the contiguous New Castle County market in Delaware. In addition, we have a loan production office in Philadelphia, Pennsylvania. We offer comprehensive lending, depository and financial services to our customers and our marketplace. Our lending services to consumers include residential mortgage loans, home equity loans and installment loans. Our commercial deposit services include checking accounts and cash management products such as electronic banking, sweep accounts, lockbox services, PC banking and controlled disbursement services. Our consumer services include checking accounts, savings accounts, money market deposits, certificates of deposit and individual retirement accounts. Through a third party arrangement, we also offer mutual funds, securities brokerage, annuities and investment advisory services.

Expansion Strategy.
-------------------

         Our Board of Directors and management recognize the demand for a locally based and managed community bank that can provide comprehensive, competitive and responsive commercial and retail banking services to meet the borrowing, depository and other financial services needs of the small and medium sized business and consumers in the communities we serve. Beginning in 1993, we embarked upon an expansion of our operations and retail market share in central and southern New Jersey through mergers, acquisitions and expansion of facilities and financial services.

Asset Growth and Geographic Expansion.
--------------------------------------

         Through our acquisition and expansion program, we have successfully completed the acquisition of two commercial banks with a total of $119 million in assets, as well as eight branch purchase transactions in which we acquired a total of 37 branches, $590 million of deposits and $146 million of loans in southern and central New Jersey and New Castle County, Delaware.

         Our expansion in southern and central New Jersey has also included the opening of seven de novo financial service centers, including our first supermarket office. In 1999, we opened twelve new financial service centers in locations previously occupied by regional competitors. These new financial service centers have significantly enhanced our market presence in the New Jersey counties of Camden, Mercer, Monmouth and Ocean.

         In December 1998, we expanded into contiguous portions of Delaware through Sun Delaware's assumption of eight branches in New Castle County with $169 million of deposits and $125 million of loans. The demographics of this market and the opportunities for Sun Delaware are similar to the markets and communities we currently serve in southern and central New Jersey. We believe that there are significant opportunities for a community bank to be highly competitive in this market.

         In executing our expansion strategy, we have significantly increased our assets and deposits as well as our geographic market, market share and the penetration of our financial service center network. Our consolidated assets have grown from $112 million at year-end 1993 to $1.522 billion at March 31, 1999 and our consolidated deposits have increased from $99 million to $1.007 billion during this period. Concurrent with our franchise growth, our earnings have grown from $1.1 million in 1993 to $8.8 million in 1998, a compound annual growth rate of 50.7%. On a per share basis, earnings have increased from $0.41 per share on a diluted basis in 1993 to $1.14 per share in 1998, a compounded annual growth rate of 34.4%. We have reached these levels of earnings despite non-cash intangible amortization expense amounting to $3.9 million in 1998.

         We also have experienced a significant level of loan growth. Our loan portfolio increased from $83.4 million at December 31, 1993 to $730.3 million at March 31, 1999. Much of our loan growth is attributable to the hiring of a number of experienced loan officers previously employed by larger banking organizations. In most cases, these loan officers brought with them established contacts and relationships with individuals or entities throughout our primary market area and thus were able to increase our customer base and the number of loan originations. An additional reason for our loan growth is that our lending officers live in the communities in which they work. They understand the local business environment and the economic conditions and trends in their market. We also have established a number of regional advisory boards, consisting of prominent local business and community representatives who refer significant business opportunities to us. Our efforts to increase our lending to businesses along the central and southern New Jersey seashore that operate primarily during certain periods of the year (i.e., seasonal lending) have contributed to our loan growth.

Operational Enhancements and Expanded Services.
-----------------------------------------------

         To support and manage our expanded operations and to provide management resources to support further expansion and growth, we have recruited and hired experienced commercial loan officers, and also credit, compliance, loan review, internal audit, and operations personnel and senior level executives. Additionally, we have enhanced and expanded our operational and management information systems.

         We provide competitive and comprehensive commercial and consumer financial services to our customers and our marketplace. We have significantly expanded our telecommunications, computer and technology based systems to provide our customers with enhanced services that include telephone banking, personal computer home banking and sophisticated cash management for commercial customers.

Future Strategy.
----------------

         It continues to be our strategy to take advantage of strategic opportunities in our marketplace. We expect that the continuing consolidation of the banking industry and the customer service disruption caused by larger regional bank mergers will continue to provide opportunities to expand our operations and increase our market share. In May 1999, we entered into an agreement to acquire 14 branch locations, assume approximately $250 million in deposits and purchase of account loans from First Union National Bank ("First Union"). The First Union acquisition is expected to be consummated during the third quarter of 1999. This is an in-market acquisition, principally in Cumberland and Cape May counties in New Jersey, which we expect will enhance our market share. Due to the overlap with our existing financial service center locations, we plan to consolidate six of the facilities and reduce the associated operating expenses. Based on deposit information provided by the Federal Deposit Insurance Corporation as of June 30, 1998, as result of the acquisition, our market share in Cumberland County will increase from 10.3% to 22.1% and our market share in Cape May County will increase from 8.4% to 16.8%.

         Our executive offices are located at 226 Landis Avenue, Vineland, New Jersey 08360, and our telephone number is (609) 691-7700.

                                  The Offering

Shares of common stock offered...............................     1,700,000 shares of common stock.

Shares of common stock outstanding before this offering......     7,568,765 shares.

Shares of common stock outstanding after this offering.......     9,268,765 shares.  Assumes no exercise of the underwriters'
                                                                  over-allotment option to purchase up to 255,000 shares of
                                                                  common stock.  See "Underwriting."

Estimated net proceeds to us.................................     Approximately $30.3 million.  Assumes no exercise of the
                                                                  underwriters' over-allotment option to purchase up to 255,000 shares of common stock.  See "Underwriting."

Dividends on common stock....................................     Historically, we have not paid cash dividends on our common stock.  Our Board of Directors does not currently intend to pay cash dividends, but it may consider such a policy in the
                                                                  future.  We have in the past paid stock dividends.  See "Price
                                                                  Range of Our Common Stock and Dividends," and "Risk Factors --
                                                                  Limitations on Payment of Dividends."

Use of proceeds..............................................     The proceeds we receive from this offering will be used
                                                                  primarily to contribute capital to Sun New Jersey in connection with the First Union acquisition and for our other corporate purposes.  Sun New Jersey intends to use the capital for
                                                                  general corporate purposes, primarily to support the First
                                                                  Union acquisition.  See "Use of Proceeds."

Nasdaq National Market symbol................................     The common stock is quoted on the Nasdaq National Market under the symbol "SNBC."

Purchases by our directors, officers and employees ..........     The  underwriters  have reserved  150,000 shares of common stock offered in this offering  (8.8% of the shares to be offered) for sale at the public  offering price to our  directors,  officers, employees and affiliates.  See "Underwriting."

Activities that may maintain or stabilize the market price of
the common stock ............................................     In  connection   with  this  offering  and  in  compliance  with
                                                                  applicable  law and  industry  practice,  the  underwriters  may overallot or effect transactions which stabilize, maintain or otherwise  affect the market  price of the common  stock at levels above  those which  might  otherwise  prevail  in the  open market, including by entering stabilizing bids, purchasing common stock to cover syndicate short positions and imposing penalty bids.  These  stablizing  transactions,  if  commenced by the underwriters, may be discontinued at any time. See "Underwriting."

                                                                  The  underwriters  have been granted an option to purchase up to
Over-allotment option..........................................   255,000  additional shares of common stock at the same price and
                                                                  on  the  same   terms  as  this   offering,   solely   to  cover
                                                                  over-allotments.

                                  Risk Factors

         Before investing, you should carefully consider the matters set forth under "Risk Factors," beginning on page __.

                                       6

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following is our selected consolidated information. You should read it together with our consolidated financial statements and the notes thereto included in (1) our 1998 Annual Report to Stockholders, which is incorporated by reference into this prospectus as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and (2) our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which is incorporated by reference into this prospectus. See "Incorporation of Certain Documents by Reference" and "Recent Operating Results." We have prepared the consolidated historical financial and other data at or for the three months ended March 31, 1999 and 1998, which is unaudited and which may not be indicative of results on an annualized basis or for any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.





                                                  At or For the Three
                                                      Months Ended
                                                       March 31,                At or For the Years Ended December 31,
                                                  --------------------  -------------------------------------------------------
                                                     1999       1998       1998       1997        1996       1995       1994
                                                  ---------  ---------  ---------  ---------   ---------  ---------  ----------
                                                                (Dollars in thousands, except per share amounts)
Selected Results of Operations
  Interest income.............................       $25,268    $19,059    $84,673     $46,699    $28,981    $20,698   $12,194
  Net interest income.........................        11,799      8,737     39,579      22,291     16,447     13,011     8,256
  Provision for loan losses...................           667        483      2,213       1,665        900        808       383
  Net interest income after
     provision for loan losses................        11,132      8,254     37,365      20,626     15,547     12,203     7,873
  Other income................................         2,326      1,271      5,517       2,236      1,746      1,651       732
  Other expenses..............................        10,097      6,974     30,368      16,958     12,918      9,895     5,991
  Net income..................................         2,396      1,805      8,784       4,171      3,013      2,819     1,840
   Net income excluding goodwill amortization..        3,864      2,749     12,693       5,676      3,839      3,162     1,974

Per Share Data
  Net income
     Basic....................................          0.32       0.27       1.30        0.82       0.64       0.63      0.55
     Diluted..................................          0.29       0.24       1.14        0.74       0.60       0.59      0.55
  Book value..................................         10.18       8.52      10.43        8.23       5.69       5.46      4.83

Selected Balance Sheet Data
  Assets......................................     1,521,510  1,057,266  1,515,403   1,099,973    436,795    369,895   217,351
  Cash and investments........................       701,066    506,200    739,274     610,339    117,388    164,251    70,809
  Loans receivable (net)......................       730,264    456,010    689,852     427,761    295,501    183,634   134,861
  Deposits....................................     1,006,904    731,436  1,025,398     695,388    385,987    335,248   196,019
  Borrowings and securities sold
    under agreements to repurchase............       369,866    235,494    337,665     316,314     21,253      8,000        --
  Shareholders' equity........................        77,264     56,649     78,333      54,632     27,415     24,671    20,571

Performance Ratios(1)
  Return on average assets....................         0.64%      0.68%      0.75%       0.66%      0.74%      1.03%     1.09%
  Return on average equity....................        12.32%     12.97%     14.29%      12.89%     11.99%     12.42%    11.74%
  Return on average assets, excluding
    goodwill amortization.....................         1.03%      1.03%      1.08%       0.89%      0.94%      1.16%     1.17%
  Return on average equity, excluding.........
    goodwill amortization.....................        19.87%     19.75%     20.65%      17.54%     15.28%     13.93%    12.60%
  Net yield on interest-earning assets                 3.42%      3.58%      3.76%       3.89%      4.57%      5.30%     5.39%

Asset Quality Ratios
  Nonperforming loans to total loans..........         0.39%      0.55%      0.36%       0.51%      0.81%      1.72%     1.82%
  Nonperforming assets to total loans.........
    and other real estate owned...............         0.44%      0.61%      0.40%       0.57%      1.06%      2.19%     2.56%
  Net charge-offs to average total loans......         0.02%      0.01%      0.05%       0.02%      0.16%      0.23%     0.29%
  Total allowance for loan losses to
    total nonperforming loans.................       262.94%    181.84%    286.41%     189.77%    107.26%     64.47%    64.74%

Capital Ratios
  Leverage ratio..............................         4.52%      4.77%      4.83%       5.38%      5.43%      5.74%     8.44%
  Tier 1 risk-based capital ratio.............         7.37%      8.10%      7.08%       8.17%      7.44%      8.67%    14.01%
  Total risk-based capital ratio..............        11.75%     10.48%     11.45%      10.75%      8.28%      9.64%    15.22%

----------------
(1) Ratios are annualized for the three months ended March 31, 1999 and 1998.

         SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus (including information included or incorporated by reference into this prospectus) contains forward-looking statements with respect to our financial condition, results of operations and cash flows, plans, objectives, future performance and business. The words "believes," "expects," "anticipates" or similar words are intended to identify forward-looking statements. The forward-looking statements are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements.

         Factors that may cause our actual results to differ materially from our expectations include the following possibilities in addition to those described in "Risk Factors":

o expected cost savings from past and/or future acquisitions not being fully realized or not being realized within the expected time frame;

o    earnings following the First Union acquisition being lower than expected;

o a significant increase in competitive pressures among depository and other financial institutions;

o costs or difficulties related to the integration of the First Union branches being greater than expected;

o    changes in the interest rate environment resulting in reduced margins;

o general economic or business conditions, either nationally or in New Jersey or Delaware, being less favorable than expected, which would result in, among other things, a deterioration in credit quality and/or a reduced demand for credit;

o legislative or regulatory changes adversely affecting the businesses in which we and our subsidiaries engage;

o    changes in the securities markets; and

o changes in the banking industry including the effects of consolidation resulting from possible mergers of financial institutions.

                                  RISK FACTORS

         In addition to the other information in this prospectus, you should carefully consider the following risk factors in deciding whether to invest in the common stock.

         We may not continue to experience the same rate of growth that we have in the past and may not be able to manage our current growth rate.

         During the last five years, we have experienced rapid and significant growth. Our total assets have increased from $112.0 million at December 31, 1993, to $1.521 billion at March 31, 1999. Although we believe that we have adequately managed our growth in the past, there can be no assurance that we will continue to experience such rapid growth, or any growth, in the future. If we do experience continued growth, we can not assure you that we will be able to adequately and profitably manage such growth or that our earnings will adequately provide the necessary capital to maintain required regulatory capital levels.

         If we are unable to maintain a low cost of funds on the deposits acquired in the First Union acquisition, our financial condition, results of operation and cash flows could be negatively affected.

         Our future earnings will be affected by how well we deploy and manage the assets that we acquire with the First Union branches. The acquisition of the First Union branches will result in the acquisition of a significant amount of deposits. These deposits are predominantly core deposits. If we are unable to maintain the current low cost of funds on these deposits or if we are unable to retain a substantial portion of these deposits, the First Union acquisition could have an negative effect on our financial condition, results of operations and cash flows. See "First Union Acquisition."

         We will pay a premium of $24.6 million for the deposits acquired in the First Union acquisition. This premium must be accounted for on our balance sheet as goodwill, which will be amortized over a period of ten years. Our past acquisitions have resulted in additions to the amount of goodwill on our balance sheet, and we now carry a significant amount of goodwill. This will affect our earnings because the accounting procedure by which goodwill is amortized requires that an equal amount be taken out of our earnings each year.

         Most of the growth in our loan portfolio over the past five years has come from commercial and industrial loans. The risk related to these types of loans is greater than the risk related to residential loans.

         Commercial and industrial loans generally involve a greater degree of risk of nonpayment or late payment than home equity loans or residential mortgage loans and carry larger loan balances. Any failure to pay or late payments by our customers would hurt our earnings. The increased credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. A significant portion of our commercial real estate and commercial and industrial loan portfolios includes a balloon payment feature. A number of factors may affect a borrower's ability to make or refinance a balloon payment, including the financial condition of the borrower, the prevailing local economic conditions, and the prevailing interest rate environment.

         Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may be subject to a greater extent than residential loans to adverse conditions in the real estate market or economy.

         Our loan portfolio increased to $730.3 million at March 31, 1999, from $83.4 million at December 31, 1993. Much of this loan growth has occurred in the portfolio of commercial and industrial loans. Our commercial and industrial loan portfolio was $586.6 million at March 31, 1999, comprising 79.5% of total loans.

         The concentration of our commercial and industrial loans in specific business sectors and geographic areas exposes us to the risk of a possible economic downturn affecting those sectors and areas.

         A significant portion of our commercial and industrial loans are concentrated in the hospitality, entertainment and leisure industries. Many of these industries are dependent upon seasonal business and other factors beyond the control of the industries, such as weather and beach conditions along the New Jersey seashore. Any significant or prolonged adverse weather or beach conditions along the New Jersey seashore could have an adverse impact on the borrowers' ability to repay loans. In addition, because these loans are concentrated in southern and central New Jersey, a decline in the general economic conditions of southern or central New Jersey could have a material adverse effect on our financial condition, results of operations and cash flows.

         If we have failed to provide an adequate allowance for loan losses, there could be a significant negative impact on our earnings.

         The risk of loan losses varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value of the collateral for the loan. Based upon factors such as historical experience, an evaluation of economic conditions and a regular review of delinquencies and loan portfolio quality, our management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses. If our management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future credit losses, or if the bank regulatory authorities require the banks to increase their allowance for loan losses, our earnings could be significantly and adversely affected.

         As our loan portfolio has increased, we have increased our allowance for loan losses. Future additions to the allowance in the form of provisions for loan losses may be necessary due to changes in economic conditions or growth of our loan portfolio. As a result of the recent growth in our lending practices, a significant portion of our total loan portfolio may be considered unseasoned. Accordingly, specific payment and loss experience for this portion of the portfolio has not yet been fully established, and there is the potential for additional loan losses.

         If we do not compete successfully against other financial institutions in our market area, our profitability may be hurt.

         The banking business is highly competitive. In our primary market areas, we compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of our competitors have greater resources and lending limits than we do. Our profitability depends upon our ability to compete in our primary market areas. Our profitability could also be hurt by the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors.

         Future changes in interest rates may reduce our profits.

         Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

o the interest income we earn on interest-earning assets, such as mortgage loans and investment securities; and

o the interest expense we pay on our interest-bearing liabilities, such as deposits and amounts we borrow.

         If more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining, then our net interest income may be reduced. If more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising, then our net interest income may be reduced. At March 31, 1999, our interest-bearing liabilities maturing or repricing within one year exceeded our interest-earning assets maturing or repricing within one year by $164.4 million. As a result, the yield on our interest-earning assets should adjust to changes in interest rates at a slower rate than the cost of our interest-bearing liabilities and our net interest income may be reduced when interest rates increase significantly for long periods of time.

         Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact of changes in market interest rates on our net interest income. However, there can be no assurance that we will be able to manage interest rate risk so as to avoid significant adverse effects in our net interest income.

         The amount of common stock held by our executive officers and directors gives them significant influence over the election of our Board of Directors and other matters that require stockholder approval.

         A total of ________ shares of our common stock, or ______% of the common stock outstanding, will be beneficially owned by our directors and
executive  officers  following  this  offering,   assuming  that  directors  and
executive officers purchase 150,000 shares that have been reserved for them in the offering and that the underwriters do not exercise the over-allotment option. Therefore, if they vote together, our directors and executive officers have the ability to exert significant influence over the election of our Board of Directors and other corporate actions requiring stockholder approval, including the adoption of proposals made by stockholders. As of July __, 1999, Bernard A. Brown, Chairman of our Board of Directors, beneficially owned _________ shares, or _____% of our common stock.

         A downturn in the health of the economy or changes in the Federal Reserve's monetary policy could affect our net interest income and reduce our profitability.

         A downturn in the economy could affect us in the following ways, among others:

o    the amount of funds available for deposit could be reduced;

o    the ability of borrowers to repay their loans could be hurt; and

o    the strength of credit demands by customers could decline.

         In addition, the banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have significant effects on the operating results of banks. Changes in monetary policies may affect the ability of the banks to attract deposits, make loans and manage interest rate risk.

         Changes in laws or regulations could hurt our profitability.

         We operate in a highly regulated industry and are subject to the supervision and examination by several federal regulatory agencies, including the Federal Reserve, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Home Loan Bank of New York. The federal and state banking laws and regulations limit the manner in which we and the banks may conduct business and obtain financing. Changes in the laws and regulations that govern us could restrict our operations or impose burdensome requirements upon us. This could reduce our profitability.

         Our ability to make cash dividend payments to our stockholders is limited by the federal laws and regulations that restrict the payment of dividends by the banks to us.

         We have not in the past paid cash dividends on our common stock. Any decision by our Board of Directors to do so in the future would be subject to limitations imposed by federal laws and regulations. As dividend payments to us from the banks are our principal source of income, our ability to pay dividends would also be limited by the financial condition of the banks. Because the banks are depository institutions insured by the Federal Deposit Insurance
Corporation, they may not pay dividends or distribute any capital assets if either bank is in default on any assessment due the Federal Deposit Insurance Corporation. Regulations of the Office of the Comptroller of the Currency also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the banks. See "Price Range of Our Common Stock and Dividends."

         Even if the banks are able to generate sufficient earnings to pay dividends, there is no assurance that their respective Boards of Directors might not decide or be required to retain a greater portion of their earnings in order to maintain existing capital or achieve additional capital necessary because of:

o an increase in the capital requirements established by the Office of the Comptroller of the Currency;

o a significant increase in the total of risk-weighted assets held by the banks;

o    a significant decrease in the banks' income;

o    a significant deterioration of the quality of the banks' loan portfolios;

o a determination by the Office of the Comptroller of the Currency that the payment of a dividend would (under the circumstances) constitute an "unsafe or unsound" banking practice; or

o    new regulations.

         The occurrence of any of these events would decrease the amount of funds potentially available for the payment of dividends to us from the banks, and thus, indirectly, to our stockholders. In addition, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to act as a source of financial strength to the banks and to commit resources to support them in circumstances where we might not otherwise do so. This policy could have the effect of reducing the amount of dividends declarable by us.

         If we deferred payment of the interest that we owe on our debt obligations, we would be prohibited from paying cash dividends.

         Although we have not in the past paid cash dividends on our common stock, our ability to do so is subject to our continued payment of interest that we owe on junior subordinated debentures. As of the date of this prospectus, we have $58.6 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we resume interest payments on the junior subordinated debentures.

         If the Federal Deposit Insurance Corporation were to incur losses in connection with one of the banks, the other bank could be held liable for that loss, which could have a material adverse affect on our financial condition.

         Federal law contains a "cross-guarantee" provision which allows an insured depository institution owned by us, such as Sun New Jersey or Sun Delaware, to be held liable for losses incurred by the FDIC in connection with assistance provided to, or the failure of, another depository institution "commonly controlled" by us. As the banks are "commonly controlled" by us, losses incurred by the FDIC in connection with assistance provided to, or failure of, one bank could result in an assessment against the other bank. That assessment could have a material adverse effect on our financial condition.

         Provisions in our certificate of incorporation and bylaws and the laws of New Jersey discourage takeover attempts and may make it difficult to remove current management.

         Provisions in our certificate of incorporation and bylaws, the laws of New Jersey, and federal regulations may make it difficult for someone to pursue a tender offer, change in control or takeover attempt which is opposed by our management and Board of Directors. These provisions include:

o    requirements relating to meetings of stockholders;

o denial of cumulative voting to stockholders in the election of directors, which ensures that the holders of a majority of the shares will be able to elect all of the directors;

o the ability to issue preferred stock and additional shares of common stock without shareholder approval; and

o    super   majority   provisions   for  the   approval  of  certain   business
     combinations.

         As a result, stockholders who might desire to participate in a takeover transaction may not have an opportunity to do so. The effect of these provisions could be to limit the trading price potential of our common stock.

         Our operations may be adversely affected if we, or certain persons with whom we do business, fail to resolve Year 2000 issues.

         Rapid and accurate data processing is essential to our operations. Many computer programs that can only distinguish the final two digits of the year entered are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest, or delinquency.

         Failure to resolve year 2000 issues presents the following risks to us:

          (1) the banks could lose customers to other financial institutions, resulting in a loss of revenue, if our data processing operation is unable to process properly customer transactions;

          (2) the Federal Home Loan Bank, the Federal Reserve System, and correspondent banks could fail to provide funds to the banks which could materially impair their liquidity and affect their ability to fund loans and deposit withdrawals;

          (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in the banks experiencing deposit outflows prior to December 31, 1999;

          (4) the failure of our commercial and industrial borrowers to adequately resolve their own year 2000 issues could render them unable to continue to make timely loan payments; and

          (5) we could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed.

         Our primary system software is licensed from a third party, Kirchman Corporation, which has advised us that it has made all the necessary programming changes to its systems and is year 2000 compliant. We have received the results of an independent testing group that verified the compliance of Kirchman Corporation. If, however, Kirchman Corporation software malfunctions, we would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on our financial condition and profitability.

                            RECENT OPERATING RESULTS

Financial Condition

         Total assets at March 31, 1999 increased $6.1 million, or less than 1%, to $1.522 billion as compared to $1.515 billion at December 31, 1998. During the quarter ended March 31, 1999, we used cash that we received from the acquisition in December 1998 of the Household Bank, fsb branches to originate primarily commercial and industrial loans and purchase investment securities, both of which provide higher yields than cash. As a result, net loans increased $40.4 million to $730.3 million at March 31, 1999, and investment securities increased $9.5 million to $630.9 million at March 31, 1999. These increases were offset by decreases in cash and cash equivalents of $47.7 million, from $89.5 million at December 31, 1998, to $41.8 million at March 31, 1999. Federal funds sold decreased $34.7 million and cash and due from banks decreased $13.0 million at March 31, 1999, from December 31, 1998.

         The ratio of non-performing assets to total loans and real estate owned at March 31, 1999 was 0.44% compared to 0.40% at December 31, 1998. The ratio of allowance for loan losses to total non-performing loans was 262.94% at March 31, 1999 compared to 286.41% at December 31, 1998. The decreases in these two ratios were the result of slightly higher amount of accruing loans contractually past due 90 days or more at March 31, 1999. The ratio of allowance for loan losses to total loans was 1.03% at March 31, 1999 compared to 1.02% at December 31, 1998.

         For the three-month period ended March 31, 1999, we had net charge-offs of $174,000 compared to $56,000 for the same period in 1998. The percentage of net charge-offs to average loans outstanding was 0.02% at March 31, 1999 compared to 0.01% at March 31, 1998.

         Excess of cost over fair value of assets acquired decreased $808,000, from $43.0 million at December 31, 1998 to $42.2 million at March 31, 1999. The decrease was a result of scheduled amortization of $1.5 million offset by the addition of a $660,000 premium paid for the acquisition of the two branches in southern and central New Jersey from Summit Bank in January, 1999.

         Total deposits amounted to $1.007 billion at March 31, 1999 an $18.5 million decrease from December 31, 1998 deposits of $1.025 billion. The decrease was the result of a decrease of approximately $34.3 million in deposits partially offset by $15.8 million in deposits acquired in connection with the Summit branch transaction. The decrease in deposits is primarily attributable to the nonrenewal of a special rate deposit program acquired in the Household Bank, fsb branch acquisition.

         Advances from the Federal Home Loan Bank amounted to $29.3 million at March 31, 1999 compared to $4.4 million at December 31, 1998, an increase of $24.9 million. Federal funds purchased at March 31, 1999 amounted to $13.4 million. There were no federal funds purchased at December 31, 1998. These liabilities were increased, in part, to fund new loans and deposit withdrawals.

         Total shareholders' equity decreased by $1.0 million, from $78.3 million at December 31, 1998, to $77.3 million at March 31, 1999. The net decrease was a result of a $3.4 million increase in the unrealized loss on securities available for sale, net of taxes, partially offset by earnings of $2.4 million for the three months ended March 31, 1999.

Comparison  of  Operating  Results for the Three Months Ended March 31, 1999 and
1998

         General. Net income increased by $591,000 for the three months ended March 31, 1999 to $2.4 million from $1.8 million for the three months ended March 31, 1998. Net interest income increased $3.1 million and the provision for loan losses increased $184,000 for the three months ended March 31, 1999 compared to the same period in 1998. Other income increased by $965,000 to $2.3 million for the three months ended March 31, 1999 as compared to $1.3 million for the three months ended March 31, 1998. Other expenses increased by $3.1 million to $10.1 million for the three months ended March 31, 1999 as compared to $7.0 million for the three months ended March 31, 1998.

         Net Interest Income. The growth in our balance sheet, as a result of our acquisition and expansion program, has significantly affected our operating results. In addition, beginning in 1997, to more fully leverage our capital, we entered into certain structured transactions in which the banks borrow funds from the Federal Home Loan Bank at a rate similar to the London Inter-Bank Offered Rate ("LIBOR"). The borrowed funds are invested in mortgage-backed securities that are priced to yield a spread over LIBOR. The securities are pledged as collateral for Federal Home Loan Bank borrowings. For the three months ended March 31, 1999, net interest income related to structured transactions amounted to $782,775, or a 1.08% weighted average net spread. Partly as a result of the implementation of this strategy, our net interest margin has narrowed to 3.42% for the three months ended March 31, 1999 as compared to 3.58% for the three months ended March 31, 1998. Excluding the effect of the structured transactions, our net interest margin would have been 4.04% for current period and 4.32% for the same period in 1998.

         Additionally, for the three months ended March 31, 1999, we reported a return on average assets, a return on average equity and an efficiency ratio of 0.64%, 12.32% and 71.48%, respectively. On a cash earnings basis (computed excluding the amortization of goodwill) the return on average assets, the return on average equity and the efficiency ratio for the same period would have been 1.03%, 19.87% and 61.08%, respectively. Amortization of goodwill resulting from the First Union acquisition is expected to further reduce our profitability ratios, while the transaction is expected to be accretive to our earnings.

         The increase in net interest income was due to a $6.2 million increase in interest income partially offset by a $3.1 million increase in interest expense.

         Interest Income. Interest income for the three months ended March 31, 1999 increased approximately $6.2 million, or 32.6%, from $19.1 million for the same period in 1998 to $25.3 million in 1999. The increase was primarily the result of an increase of $5.0 million in interest and fees on loans resulting from acquisitions and internal growth and $1.2 million in interest on investment securities resulting from the deployment of cash received from branch acquisitions and growth of our investment portfolio.

         Interest Expense. Interest expense for the three months ended March 31, 1999 increased approximately $3.1 million, from $10.3 million for the same period in 1998 to $13.4 million in 1999. This increase was primarily due to a $2.4 million increase in interest on deposit accounts resulting from significantly higher deposit balances due to acquisitions and internal growth, a $121,000 increase in short-term borrowed funds resulting from higher levels of securities sold under agreements to repurchase and a $670,000 increase in interest on guaranteed preferred beneficial interest in subordinated debt, resulting from the issuance of additional trust preferred securities during the fourth quarter of 1998.

         Provision for Loan Losses. For the three months ended March 31, 1999, the provision for loan losses amounted to $667,000, an increase of $184,000, compared to $483,000 for the same period in 1998.

         Other Income. Other income increased $1.1 million for the three-month period ended March 31, 1999 compared to the three-month period ended March 31, 1998. In most part, the increase was a result of $484,000 in additional service charges generated by a larger deposit base due to acquisitions and internal growth, augmented by $695,000 in loan fees, slightly offset by lower gains from the sale of loans of $67,000 and a decrease of $282,000 in gains on the sale of investment securities from the first quarter of 1998.

         Other Expenses. Other expenses increased approximately $3.1 million, to $10.1 million for the three months ended March 31, 1999 as compared to $7.0 million for the same period in 1998. Of the increase, $1.4 million was in salaries and employee benefits, $438,000 was in occupancy expense, $189,000 was in equipment expense, $225,000 was in data processing expense, $132,000 was in postage and supplies, and $524,000 was in amortization of excess of cost over fair value of assets acquired. The increase in other expenses reflects our strategy to support planned expansion. Salaries and benefits increased due to additional staff positions in financial service centers, and lending, loan review and audit departments. The increase in occupancy, equipment, data processing expenses and postage and supplies were the result of internal growth and the effect of our acquisitions.

         Income Taxes. Applicable income taxes increased $219,000 for the three months ended March 31, 1999 as compared to the same period in 1998. The increase resulted from higher pre-tax earnings.

                                 USE OF PROCEEDS

         The net proceeds that we will receive from the sale of 1,700,000 shares of our common stock (after giving effect to the payment of estimated offering expenses) are estimated to be approximately $30.3 million ($34.8 million if the underwriters' over-allotment option is exercised in full). The proceeds from this offering will qualify under the capital adequacy guidelines of the Federal Reserve as Tier 1 capital for us. We will use substantially all of the net proceeds from this offering to provide sufficient capital to Sun New Jersey to consummate the First Union acquisition and any remaining proceeds will be used for our general corporate purposes.

                             FIRST UNION ACQUISITION

         We have entered into an agreement to acquire certain account loans, and assume certain deposits, of First Union. As part of the First Union acquisition, we will acquire fourteen branch offices, located in Burlington, Cape May, Cumberland, Hunterdon and Mercer Counties in New

Jersey. These branch locations will enhance Sun New Jersey's financial service center network in these counties.

         This is an in-market acquisition of eight branches and approximately $220 million of deposits in Cumberland and Cape May Counties in New Jersey. Our market share, as measured by deposits, will increase from 10.3% to 22.1% in Cumberland County and from 8.4% to 16.8% in Cape May County. In addition, two branches and $35 million of deposits will be acquired in Burlington County, one branch and $14 million of deposits will be acquired in Mercer County and one branch with $16 million of deposits will be acquired in Hunterdon County.

         Due to the overlap with our existing financial service center locations, we plan to consolidate six of the acquired branches with our existing financial service centers and thereby reduce the associated operating expenses. We expect that the acquired branches, deposits and operations will be immediately profitable and will contribute to our future net income.

         At March 31, 1999, deposits to be assumed under the agreement with First Union were as follows:

                                                                    Weighted
                                                                     Average
                                                  Amount          Interest Cost
                                                  ------          -------------
                                             (In thousands)

Demand deposits                                   $79,409              0.77%
Savings deposits                                   54,165              2.11%
Time deposits                                     119,482              5.12%
                                                  -------
  Total deposits                                 $253,056              3.28%
                                                  =======

         The closing of the First Union acquisition is subject to pending regulatory approvals and certain other conditions and is expected to occur in the third quarter of 1999.

             PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                 March 31, 1999

         The following table sets forth the unaudited pro forma consolidated statement of our financial condition as if the First Union acquisition had been consummated as of March 31, 1999. You should read the pro forma consolidated statement of financial condition together with our consolidated financial statements and the notes thereto included in (1) our 1998 Annual Report to Stockholders, which is incorporated by reference into this prospectus as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and
(2) our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which is incorporated by reference into this prospectus. See "Incorporation of Certain Documents by Reference." We have prepared the pro forma consolidated statement of financial condition, which is unaudited and which may not be indicative of results on an annualized basis or for any other period.


                                                                         Pro Forma
                                                                        Consolidated                     Pro Forma
                                                                         Sun Bancorp                    Consolidated
                                                            First Union     Before         This       Sun Bancorp After
                                           Sun Bancorp    Acquisition(1) this Offering  Offering(3)     This Offering
                                           -----------    -------------- -------------  -----------     -------------
                                                                         (In thousands)
Assets
Cash and amounts due from banks........   $  41,827          $  2,400       $44,227      $    --            $ 44,227
Federal funds sold.....................           -           204,650
                                                              (24,640)      180,010       30,315             210,325

Investment securities
available-for-sale.....................     630,902                         630,902                          630,902
Loans receivable (net).................     730,264                         730,264                          730,264
Restricted equity investments..........      28,337                          28,337                           28,337
Bank properties and equipment, net.....      26,754             4,550        31,304                           31,304
Real estate owned......................         373                             373                              373
Accrued interest receivable............      11,598                          11,598                           11,598
Excess of cost over fair value
  of net assets acquired...............      42,153            24,640(2)     66,793                           66,793
Deferred taxes.........................       4,496                           4,496                            4,496
Other assets...........................       4,806                           4,806           --               4,806
                                          ---------           -------       -------        -----               -----

   Total...............................  $1,521,510          $211,600    $1,733,110      $30,315          $1,763,425
                                          =========           =======     =========       ======           =========
Liabilities and Shareholders' Equity
Liabilities:
Deposits...............................  $1,006,904          $250,000    $1,256,904        $  --          $1,256,904
Advances from the Federal Home Loan....
Bank...................................      29,256           (25,000)        4,256                            4,256
Loans payable..........................       1,160                           1,160                            1,160
Federal funds purchased................      13,400           (13,400)
Securities sold under agreements
  to repurchase........................     326,050                         326,050                          326,050
Other liabilities......................       8,881                --         8,881           --               8,881
                                          ---------          --------     ---------        -----           ---------
  Total liabilities....................   1,385,651           211,600     1,597,251           --           1,597,251
                                          ---------          --------     ---------        -----           ---------
Guaranteed preferred beneficial
interest in subordinated debt..........      58,595                          58,595                           58,595
Shareholders' equity:
Preferred stock
Common stock...........................       7,590                           7,590        1,700               9,290
Surplus................................      62,433                          62,433       28,615              91,048
Retained earnings......................      11,590                          11,590                           11,590
Accumulated other comprehensive
   income..............................      (3,870)                         (3,870)                          (3,870)
Treasury stock at cost, 27,440 shares..        (479)               --          (479)          --                (479)
                                           --------           -------     ---------       ------          ----------

  Total shareholders' equity...........      77,264                --        77,264       30,315             107,579
                                          ---------           -------     ---------       ------           ---------
  Total................................  $1,521,510          $211,600    $1,733,110      $30,315          $1,763,425
                                          =========           =======     =========       ======           =========

------------
(1)  To record branch purchase.
(2) To record premium paid on the assumption of the deposit liabilities ($24.6 million). The excess of cost over fair value of assets acquired will be amortized over a ten-year period.
(3)  To record the net proceeds from this offering.

                                 CAPITALIZATION


         The following table sets forth (1) our consolidated capitalization at March 31, 1999, (2) our consolidated capitalization giving effect to the issuance of the shares of common stock in this offering, assuming the underwriters' over-allotment option is not exercised, (3) the pro forma effect of branch purchases from First Union, (4) our actual and pro forma capital ratios, and (5) Sun New Jersey's actual and pro forma capital ratios. For this table we have assumed that our net proceeds will be approximately $30.3 million after expenses and that all of the net proceeds will be contributed to Sun New Jersey. Sun New Jersey will reduce overnight borrowings and invest the remaining proceeds in 20% risk weighted assets for regulatory capital purposes. Sun New Jersey will be "well capitalized" on a pro forma basis for federal bank regulatory purposes. We expect that our leverage ratio will be in excess of 4%, and that we will be "adequately capitalized" for federal bank regulatory purposes, at the time of the consummation of the First Union acquisition and as of September 30, 1999.


                                                                     As Adjusted
                                                           --------------------------------------
                                                                              Sale of Shares of
                                                               Sale of        Common Stock and
                                                              Shares of        the First Union
                                                  Actual    Common Stock(1)   Branch Purchase(1)
                                                  ------    ---------------   ------------------
                                                            (Dollars in thousands)
Guaranteed preferred beneficial interest in
  subordinated debt ........................   $  58,595     $  58,595            $  58,595

SHAREHOLDERS' EQUITY:
  Preferred stock $1 par value, 1,000,000
   shares authorized, none issued
  Common stock $1 par value - 25,000,000
   shares authorized; 7,590,206 outstanding        7,590         9,290                9,290

  Surplus ..................................      62,433        91,048               91,048
  Retained earnings ........................      11,590        11,590               11,590
 Accumulated other comprehensive income ....      (3,870)       (3,870)              (3,870)
 Treasury stock at cost, 27,440 shares .....        (479)         (479)                (479)
                                               ---------     ---------            ---------
      Total shareholders' equity ...........      77,264       107,579              107,579
                                               ---------     ---------            ---------
  Total capitalization .....................   $ 135,859     $ 166,174            $ 166,174
                                               =========     =========            =========

SUN BANCORP CAPITAL RATIOS:
  Tier 1 risk-based capital ratio ..........        7.37%        10.68%                7.60%
  Total risk-based capital ratio ...........       11.75%        15.03%               11.77%
  Leverage ratio ...........................        4.52%         6.46%                4.89%

SUN NEW JERSEY CAPITAL RATIOS:
  Tier 1 risk-based capital ratio ..........        9.08%        12.90%                9.26%
  Total risk-based capital ratio ...........        9.93%        13.74%               10.06%
  Leverage ratio ...........................        5.57%         7.65%                5.06%


                  PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

         Our common stock has been quoted on the Nasdaq National Market under the symbol "SNBC" since November 1997. From August 29, 1996, until November 1997, our common stock was quoted on the Nasdaq SmallCap Market, with limited and infrequent trading in the common stock during this period. The following table sets forth the high and low closing sale prices (adjusted for stock splits and dividends) for our common stock for the calendar quarters indicated, as published by the Nasdaq SmallCap and National Markets.


                                                High          Low
                                                ----          ---

1997
First quarter ...........................         $8.92      $7.87
Second quarter ..........................          9.58       8.26
Third quarter ...........................         13.30       8.97
Fourth quarter ..........................         20.56      13.00

1998
First quarter ...........................        $29.25     $18.74
Second quarter ..........................         29.52      24.05
Third quarter ...........................         28.10      18.33
Fourth quarter ..........................         20.60      15.71

1999
First quarter ...........................        $19.05     $16.31
Second quarter ..........................
Third quarter (through July __, 1999) ...

         The last reported sale price of our common stock on the Nasdaq National Market as of July ___, 1999 was $______. There were ____ holders of record of our common stock as of July _, 1999.

         Historically, we have not paid cash dividends on our common stock. Currently, our Board of Directors does not intend to pay cash dividends, but it may consider such a policy in the future. No decision, however, has been made as to the amount or timing if cash dividends were to be paid. We paid 5% stock dividends on October 30, 1996, June 25, 1997, May 26, 1998 and June 21, 1999. We declared three for two common stock splits effected by means of 50% stock dividends paid in September 1997 and March 1998. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including the following:

o    our financial condition;
o    the results of operations;
o    investment opportunities available to us;
o    capital requirements;
o    regulatory limitations;
o    tax considerations;
o    the amount of net proceeds retained by us; and
o    general economic conditions.

         We make no assurances, however, that any dividends will be paid or, if payment is made, that dividends will continue to be paid.

         Our ability to pay dividends is dependent upon the ability of Sun New Jersey and Sun Delaware to pay dividends to us. Because the banks are depository institutions insured by the FDIC, they may not pay dividends or distribute capital assets if either one is in default on any assessment due the FDIC. In addition, regulations of the Office of the Comptroller of the Currency impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the banks. Under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to act as a source of financial strength to the banks and to commit resources to support the banks in circumstances where we might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends we are allowed to declare.

         At March 31, 1999, under applicable regulations, the amount available to be paid as dividends from the banks to Sun Bancorp without prior regulatory approval was $15.4 million.

                                  UNDERWRITING

         Subject to the terms and conditions stated in the underwriting agreement dated July ___, 1999 among Advest, Inc. and Wheat First Securities, a division of First Union Capital Markets Corp. (a subsidiary of First Union Corporation, which is also the parent of First Union) , as representatives of the underwriters named below, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the name of the underwriters. If one underwriter is not able to sell all of the shares that it has agreed to buy from us, no other underwriter is responsible for those unsold shares.

            Underwriter:                             Number of Shares:

            Advest, Inc.......................
            Wheat First Securities............
             [to be named] ...................

                                                           ----------
                    Total
                                                           ==========
         The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock that are being offered are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares being offered (other than those covered by the over-allotment option described below) if they purchase any of the shares.

         The underwriters propose to offer some of the shares (including the shares to be purchased by our directors, officers and employees, and their affiliates) directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.__ per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.__ per share on sales to other dealers. After the public offering, the offering price and other selling terms may be changed by the underwriters. In addition, we have agreed to pay a financial advisory fee to Advest, Inc. of $100,000 in connection with the offering.

         We have granted to the underwriters an option, exercisable for up to 30 days after the date of the underwriting agreement, to purchase up to an additional 255,000 shares of common stock at the public offering price set forth on the cover page less underwriting discounts and commissions. To the extent that the underwriters exercise this option, we will be obligated to sell that amount of shares of common stock to the underwriters. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the 1,700,000 shares of common stock are being offered.

         The underwriters have reserved 150,000 shares of common stock being offered for sale, at the public offering price, for our directors, officers and employees (and their affiliates). The underwriters will not receive any discounts or commissions on shares of common stock purchased by our officers, directors or employees (and their affiliates). The number of shares of common stock available for sale to the general public will be reduced to the extent that the reserved shares are purchased. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares being offered.

         In connection with the offering the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares of common stock in excess of the number of shares of common stock to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of shares of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

         The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

         Any of these transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of the transactions. These transactions, if commenced, may be discontinued at any time.

         We  have  agreed  to  indemnify  the   underwriters   against   certain
liabilities, including liabilities under the Securities Act of 1933, as amended.

         The underwriters have in the past, and may in the future, perform various services for us, including investment banking services, for which they have or may receive customary fees. Advest, Inc. also served as managing underwriter in our public offerings of shares of common stock and trust preferred securities in 1997 and 1998, and advised us in some of our branch purchases.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for Sun Bancorp by Malizia Spidi & Fisch, P.C., Washington, D.C., counsel to Sun Bancorp. Certain legal matters will be passed upon for the underwriters by Arnold & Porter, Washington, D.C. and New York, New York.

                                     EXPERTS

         The consolidated financial statements incorporated in the prospectus by reference from Sun Bancorp's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as expert in accounting and auditing.

                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings are also available to the public on the SEC's website on the Internet at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. Please refer to the registration statement and its exhibits, and to the documents incorporated by reference into the registration statement, for further information about us and the shares of common stock offered by this prospectus. You may obtain a copy of the registration statement through the public reference facilities of the SEC described above. You may also access a copy of the registration statement by means of the SEC's website at http://www.sec.gov.

         Our common stock is traded on the Nasdaq National Market under the symbol "SNBC." Documents that we have filed with the SEC can also be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference documents that we have filed with the SEC. This means that we can disclose important information to you by referring to those documents, and the information in those documents is considered to be part of this prospectus. Documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

          (1) Sun Bancorp's Annual Report on Form 10-K for the year ended December 31, 1998;

          (2) Sun Bancorp's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

          (3) Sun Bancorp's Current Reports on Form 8-K filed with the Commission on May 21, 1999, May 17, 1999 and January 15, 1999;

          (4)  Sun  Bancorp's   Registration   Statement  on  Form  10  declared
               effective by the SEC in August 1996 and any amendment or report filed for the purpose of updating such description; and

          (5) All reports and other documents Sun Bancorp files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities
               Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering.

         You may request from the Secretary of Sun Bancorp a copy of any document incorporated by reference, excluding exhibits unless they are specifically incorporated into this prospectus, at no cost, by writing or calling us at:

                                Sun Bancorp, Inc.
                                226 Landis Avenue
                           Vineland, New Jersey 08360
                           Telephone: (609) 691-7700.

=============================================================================   ====================================================


You should rely only on the information  contained in this  prospectus.
We have not authorized  anyone to provide you with  information that is                      1,700,000 Shares
different. This prospectus does not constitute an offer to sell, or the solicitation  of an offer to buy, any of the securities  offered hereby
to any person in any  jurisdiction  in which the offer or  solicitation                           [LOGO]
would be unlawful.  You should not assume that the information provided
by this  prospectus  is  accurate as of any date after the date of this                      SUN BANCORP, INC.
prospectus.

                              --------------------


                               TABLE OF CONTENTS                                                 Common Stock

                                                                    Page
                                                                    ----
Prospectus Summary.................................................
Selected Consolidated Financial Data...............................
Special Note of Caution Regarding
  Forward-Looking Statements.......................................
Risk Factors.......................................................
Recent Operating Results...........................................                          --------------------
Use of Proceeds....................................................
First Union Acquisition............................................                               PROSPECTUS
Pro Forma Consolidated Statement of
  Financial Condition..............................................                          --------------------
Capitalization.....................................................
Price Range of Our Common Stock and
  Dividends........................................................                               Advest, Inc.
Underwriting.......................................................
Legal Matters......................................................                          Wheat First Securities
Experts............................................................
Available Information..............................................
Incorporation of Certain Documents by
  Reference........................................................                              July ___, 1999

=============================================================================   ====================================================


                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution

*        Registration Fees.....................  $ 10,326
*        Legal Services........................   125,000
*        Financial Advisory Fees...............   100,000
*        Printing Costs........................    15,000
*        Nasdaq Listing Fees...................    17,500
*        Accounting Fees.......................    75,000
*        Miscellaneous.........................    10,000
                                                 --------
*        TOTAL.................................  $352,826
                                                 ========

Item 15.          Indemnification of Directors and Officers.

         Section 14A:3-5 of the New Jersey Business Corporation Law ("BCL") provides that an officer, director, employee or agent may be indemnified by the Company against expenses and liabilities actually and reasonably incurred in connection with any threatened, pending or completed "proceeding" (including civil, criminal, administrative or investigative proceedings or arbitrative action) in which such person is involved by reason of such person's position with the Company, provided that a determination has been made (by the Board of Directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to such proceeding, or by independent legal counsel in a written opinion, or by the shareholders) that such person acted in good faith and in a manner that such person reasonably believes to be in, or not opposed to, the best interests of the Company. Such person may not be indemnified if the person has been adjudged to be in breach of his duty of loyalty to the corporation or its shareholders, or if his/her conduct were determined not to be in good faith or to have involved a knowing violation of law, or to have resulted in receipt by the officer, director, employee or agent of an improper personal benefit.

         Provisions regarding indemnification of directors, officers, employees or agents of the Company are contained in Article VI of the Company's Amended and Restated Bylaws.

         Under a directors' and officers' liability insurance policy, directors and officers of the Company are insured against certain liabilities, including certain liabilities under the Securities Act, as amended.

Item 16.          Exhibits and Financial Statement Schedules:

                  The financial statements and exhibits filed as part of this Registration Statement are as follows:

                   (a)   List of Exhibits:

                  1      Form of Underwriting Agreement
                  3.1    Amended and Restated Certificate of Incorporation*
                  3.2    Amended and Restated Bylaws**
                  4      Common Stock Specimen***
                  5      Opinion of Malizia Spidi & Fisch, P.C.
                  23.1   Consent of Deloitte & Touche LLP****
                  23.2   Consent of Malizia Spidi & Fisch, P.C.
                         (included in Exhibit 5)

                  (b)    Financial Statements Schedules*****

------------------------
* Incorporated by reference to the registrant's Registration Statement on Form S-3 filed with the Commission on August 25, 1998 (File No. 333-62223).
** Incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 0-20957).
*** Incorporated by reference to the registrant's Registration Statement on Form S-1 filed with the Commission on February 14, 1997 (File No. 333-21903).
**** To be filed by amendment.
*****All schedules are omitted because they are not required or applicable or the required information is shown in the financial statements or the notes thereto incorporated in this Registration Statement by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 0-20957).

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

         (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) That, for purposes of determining any liability under the Securities Act, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)
or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vineland, New Jersey, on June 11, 1999.

                              SUN BANCORP, INC.


                         By:  /s/ Philip W. Koebig, III
                              -------------------------------------
                              Philip W. Koebig, III
                              President and Chief Executive Officer
                              (Duly Authorized Representative)

         We, the undersigned directors and officers of Sun Bancorp, Inc., do hereby severally constitute and appoint Philip W. Koebig, III and Robert F. Mack our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said Philip W. Koebig, III and Robert F. Mack may deem necessary or advisable to enable Sun Bancorp, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-3, including specifically, but not limited to, power and authority to sign for us or any of us, in our names in the capacities indicated below, the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that Philip W. Koebig, III and Robert F. Mack do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on June 11, 1999.

/s/ Philip W. Koebig, III                                /s/ Bernard A. Brown
--------------------------------------                   -----------------------
Philip W.  Koebig, III                                   Bernard A. Brown
President, Chief Executive Officer and Director          Chairman of the Board
(Principal Executive Officer)

/s/ Sidney R. Brown                                      /s/ Adolph F. Calovi
--------------------------------------                   -----------------------
Sidney R. Brown                                          Adolph F. Calovi
Vice Chairman, Treasurer and Secretary                   Director

/s/ Peter Galetto, Jr.                                   /s/ Anne E. Koons
--------------------------------------                   -----------------------
Peter Galetto, Jr.                                       Anne E. Koons
Director                                                 Director

/s/ Robert F. Mack                                       /s/ Ike Brown
--------------------------------------                   -----------------------
Robert F. Mack                                           Ike Brown
Executive Vice President and Chief Financial Officer     Director
(Principal Financial and Accounting Officer)

/s/ Jeffrey S. Brown
----------------------------------------
Jeffrey S.  Brown
Director